VIA SEDAR

September 8, 2017

British Columbia Securities Commission	Alberta Securities Commission
Saskatchewan Securities Commission	Manitoba Securities Commission
Ontario Securities Commission	Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission	The Toronto Stock Exchange

Dear Sirs:

Re: Burcon NutraScience Corporation - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure, the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders (the "Meeting") of Burcon NutraScience Corporation (the "Corporation") held on September 7, 2017 in Vancouver, British Columbia are as follows:

1.        Election of Directors

According to proxies received and a vote by show of hands, the following individuals were elected as directors of the Corporation, with the following results:

Director Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Non Votes
Allan Yap	14,305,874	91.27	1,368,411	8.73	1,958,661
Rosanna Chau	15,140,868	96.60	533,417	3.40	1,958,661
David Lorne John Tyrrell	15,140,868	96.60	533,417	3.40	1,958,661
Alan Chan	14,305,874	91.27	1,368,411	8.73	1,958,661
Matthew Hall	2,708,519	17.28	12,965,766	82.72	1,958,661
J. Douglas Gilpin	15,140,868	96.60	533,417	3.40	1,958,661
Peter H. Kappel	15,467,719	98.68	206,566	1.32	1,958,661

All of the seven nominees set out in the Corporation's management proxy circular dated July 21, 2017 proposed by management for election to the board of directors of the Corporation (the "Board") at the Meeting were elected to the Board as a matter of corporate law. However, pursuant to the Corporation's majority voting policy (the "Policy"), any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares in favour of his election, must promptly tender his resignation to the Board. At the Meeting, Mr. Matthew Hall received more votes withheld than votes in favour and therefore, in accordance with the Policy, Mr. Hall is required to submit his resignation to the Board for its consideration. Under the Policy, the Board will promptly accept the resignation unless it determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. The Board will make its decision and reasons available to the public within 90 days of the Meeting.

2.        Appointment of Auditors

According to proxies received and a vote by show of hands, PricewaterhouseCoopers LLP were reappointed as auditors of the Corporation for the ensuing year, with the following results:

Votes For	%	Votes Withheld	%	Non-Vote
17,610,024	99.87	22,922	0.13	0

3.        Re-approval of Amended and Restated 2001 Share Option Plan

According to proxies received and a vote by show of hands, the Amended and Restated 2001 Option Plan was re-approved by ordinary resolution of the shareholders, with the following results:

Votes For	%	Votes Against	%	Non-Vote
14,576,304	93	1,097,981	7	1,958,661

4.       Approval of Warrants Issued to PT International Development Corporation Limited and Allan Yap

According to proxies received and a vote by show of hands, the warrants issued to PT International Development Corporation Limited and Allan Yap, insiders of the Corporation, were approved by ordinary resolution of the shareholders, with the following results:

Votes For	%	Votes Against	%	Non-Vote	Excluded Votes
5,488,180	95.19	277,497	4.81	1,958,661	9,908,608

The votes attached to common shares held by PT International and Allan Yap and their respective affiliates and associates were excluded from the vote (shown in the column above as "excluded votes").

BURCON NUTRASCIENCE CORPORATION

By:	"Dorothy K.T. Law"
Name: Dorothy K.T. Law
Title: Senior Vice President, Legal and
Corporate Secretary